ISRAMCO, INC.
4801 Woodway Drive, Suite  100E
Houston, Texas  77056
Tel.:  713-621-5946
Fax:  713-621-3988
May 18, 2009

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D. C.  20549-7010

Re:          Isramco, Inc.
Comment Letter Dated March 3, 2009

Dear Mr. Schwall:

This letter is in response to the comment letter from the Securities and Exchange Commission (“SEC”) dated March 3, 2009 (the “Comments”), relating to the financial statements of Isramco, Inc. (“Isramco”) described in the Comments.  In this regard, we appreciate the courtesy of the SEC in extending the time for Isramco to make this response to May 18, 2009.

Each of the Comments will be addressed individually.

Response to Comments

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.           We have considered your responses to our previous comments in our letter of December 23, 2008.  For each response in which you have agreed to comply with the issued comment in future periodic filings, please provide a draft of your proposed revision.  We may have further comment.

Response:

As discussed in its response to the SEC’s December 31, 2008 comments, Isramco filed its Form 10-K for fiscal year ended December 31, 2008 (the “2008 10-K”) on March 23, 2009 and there was not sufficient time between the receipt of the Comments and the filing deadline for Isramco to submit drafts of its responses prior to filing the 2008 10-K.  Isramco believes that all of the proposed revisions to its filings discussed in Isramco’s response to the SEC’s December 31, 2008 comments are incorporated in the 2008 10-K, and refers to this filing in response to Comment 1.

Signatures, page 27

2.           We note your response to our prior comment 15.  Please revise your disclosure to indicate that Mr. Edy Francis is signing as chief accounting officer.

Response:

Isramco has revised its subsequent filings to reflect that Mr. Edy Francis is signing as Principal Accounting and Financial Officer. The Staff is respectfully advised to refer to the 2008 K and the subsequent quarterly report on Form 10-Q for the three months ended March 31, 2009 filed on May 15, 2009 (the “Form 10-Q”) wherein Mr. Francis as has signed in such capacity.

Consolidated Statements of Changes in Shareholders’ Equity, page F-4

3.           We have considered your response to our prior comment number 19.  We do not agree with your conclusions.  You have cited Emerging Issue Task Force Issue (EITF) 84-39, which we note is deemed no longer technically helpful due to more current guidance issued.  Based on the debt relief you received in exchange for the partnership interests, it further appeared that the guidance of Accounting Principles Board Opinion is not applicable.  Please provide more relevant professional literature to support the reduction in additional paid-in capital from this transaction or revise your financial statements accordingly to reflect the related party loss in your consolidated statement of operations.

Response:

Isramco Inc. and Israel Oil Company Ltd., (IOC) are related parties under common control by Naphtha Israel Petroleum Corp. Naphtha Israel petroleum Corp owns more than 60% of  the common stock of Isramco, Inc.

In December 2007, Isramco transferred its principal assets in Israel to IOC, including but not limited to participation units in two Israeli oil and gas limited partnerships – the Isramco Negev 2 and INOC Dead Sea, and their operating activities at the branch office (issue 1). The decision was made in light of the Company's expanding oil and gas operations in the United States of America and management's decision that it is the Company's best interests to focus on the oil and gas operations in the United States of America and terminate activities in Israel.

In this regard, management determined to sell the interests in the Israeli partnerships as part of a strategy to divest substantially all of the assets of the Company located outside of the United States.

We accounted for the sale of interest in Israeli oil and gas by Isramco to IOC as a transaction between entities under common control.  Per FAS 141, Business Combination:

“D12. When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.”

We noted that the above literature addressed the accounting of the party that acquires the assets, but not the party that sells the assets. We further noted that there are no much GAAP literature addressing the accounting for the transferor (of the assets) in a transaction between entities under common control.

We did more research on CCH’s Accounting Research Manager and found the following information that addresses the accounting for the transferor of the assets:

“Accounting Research Manager

Accounting Standards

Related Parties

Sales, Purchases, and Transfers of Assets between Related Parties

U.S.: Related Parties under Common Control

Related Parties under Common Control (U.S. GAAP)

Summary

As a general rule, the transferor should not recognize gains on sales and other transfers of assets between related parties under common control, and losses should be recognized by the transferor only when an impairment in value is indicated. Purchases, contributions, and other transfers of assets from controlled or controlling related parties generally should not be recorded by the transferee at stepped-up values.”

Although there is no quotation on specific authoritative US GAAP accounting literature, we believe that the above interpretation by Accounting Research Manager about the accounting for transferor is consistent with D12 of FAS 141guidance about accounting for transferee.  That is, in general, transfer of assets between entities under common control should not lead to gain or loss recognition unless the assets

As a result, we followed the above guidance by Accounting Research Manager and did an impairment analysis of the assets transferred immediately before the transfer.

 As a result of the impairment analysis, we determined that there was an impairment of $928,000 related to these assets and recorded such amount as impairment loss in the income statements based on FAS 144.

The consideration given by IOC to Isramco was lower than the historical carrying amount of the assets transferred. Such a difference is recorded as a debit to the additional paid in capital.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Management and Certain Beneficial Owners, page 2

4.           We note your response to our prior comment 27 and reissue such comment.  In future filings, please disclose the number of shares for which each party has beneficial ownership, the nature of such ownership and the percentage of outstanding shares beneficially owned.  For example, if Mr. Haim Tsuff shares voting and investment power with Naphtha Holdings Ltd., Naphtha Israel Petroleum Corp., J.O.E.L. Jerusalem Oil Exploration, Ltd., Equital, Ltd., United Kingsway Ltd. and YHK Investment, L.P. with respect to 1,354,041 shares, please so state.  Please provide us with an example of your proposed disclosure.

Response:

The Staff is respectfully advised to refer to the Definitive Proxy Statement filed on April 30, 2009 , as subsequently amended on May 12, 2009 (the “2009 Proxy Statement”). Below is an excerpt of the disclosure contained in the 2009 Proxy Statement.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information, as of the Record Date, concerning the ownership of the Common Stock by (a) each of the Company's directors and Named Executive Officers (as defined under "Executive Compensation"); and (b) all current directors, officers and significant employees of the Company as a group.

Name of Beneficial Owner (1)	Number of Shares Percent of Beneficially Owned (2)		Common Stock (2)
Haim Tsuff, Chairman and CEO	1,625,170	(3) (4) (5) (6) (7)	59.80%

Naphtha Holdings Ltd.	1,315,222	(4)	48.39%

Naphtha Israel Petroleum Corp.	1,315,222	(4)	48.39%

United Kingsway Ltd.	1,315,222	(4)	48.39%

YHK Investment L.P.	1,315,222	(4)	48.39%

J.O.E.L. Jerusalem Oil Exploration Ltd.	1,315,222	(4)	48.39%

Equital Ltd.	1,315,222	(4)	48.39%

Naphtha Exploration LP	42,466	(5)	*

I.O.C. Dead Sea LP.,	69,702	(6)	*

Isramco – Negev 2 Limited Partnership	136,101	(7)	5.01%

Jackob Maimon, President and	16,159		*
Director

Yossi Levy, President of the Company’s U.S. based subsidiaries	-		*

Max Pridgeon, Director	--		*

Frans Sluiter, Director (8)	--		*

Michelle R. Cinnamon, Director	--		--

Marc E. Kalton, Director	--		--

All directors and officers as a group (6 persons) (9)	1,641,329		60.39%

______________
* Less than 1%

(1) Unless otherwise specified, the address of such person is c/o Isramco, Inc., 4801 Woodway Drive, Suite 100E Houston, Texas 77056

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "SEC") and generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares of Common Stock issuable upon the exercise of options or warrants which are currently exercisable or which become exercisable within 60 days of the Record Date are deemed to be beneficially owned by, and outstanding with respect to, the holder of such option or warrant. Except as indicated by footnote, and subject to community property laws where applicable, to the knowledge of the Company, each person listed is believed to have sole voting and investment power with respect to all shares of Common Stock owned by such person.

(3) Haim Tsuff, the Company’s Chairman and Chief Executive Officer, holds directly 61,679 shares of the Company. In addition, based on the discussion below in Notes 4, 5, 6 and 7 below he may be deemed to control an additional 1,563,491 shares of Common Stock.

(4) Naphtha Israel Petroleum Corp. (“Naphtha Petroleum”), an Israeli public company whose shares are traded on the Tel Aviv Exchange, holds all of the outstanding voting shares of Naphtha Holdings Ltd. (“Naphtha Holdings”), a private Israeli company.  Haim Tsuff, the Company’s Chairman and Chief Executive Officer, may be deemed to beneficially own any shares held by Naphtha Holdings within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the control that he exercises over Naphtha Petroleum. The nature Mr. Tsuff’s control over Naphtha Petroleum is described in the succeeding paragraphs.

Mr. Tsuff holds all of the outstanding voting shares of United Kingsway Limited (“United Kingsway”), a BVI private company. He also serves as the sole director of United Kingsway. United Kingsway holds 74% of the outstanding membership interests in each of YHK Investment L.P (“YHK LP”), an Israeli limited partnership and YHK General Manager Ltd. (“YHK Manager”), a private Israeli company which serves as the general partner of YHP LP. Mr. Tsuff’s father serves as a director of YHK Manager. YHK LP holds 44.5% of the outstanding voting securities of Equital Ltd. (“Equital”), an Israeli public company listed on the Tel Aviv Exchange.

Equital holds 33% of the outstanding voting securities of  J.O.E.L. - Jerusalem Oil Exploration Ltd. (“JOEL”), a public company Israeli company. Three (3) out of a total of six (6) of the current directors of JOEL are entities which are controlled by Equital. Pursuant to JOEL’s Articles of Association, none of these directors may be removed by a vote of less than the holders of 75% or more of JOEL’s outstanding securities.

JOEL holds 67.6% of the outstanding voting securities Naphtha Petroleum which, as noted above, holds all of the outstanding voting securities of Naphtha Holdings.

The 1,315,222 shares of common stock referred to in the table above are held solely in the name of Naphtha Holdings. None of United Kingsway, YHP LP, YHK Manager, Equital or JOEL holds, directly, any shares of the Company’s Common Stock.

(5) Haim Tsuff, the Company’s Chairman and Chief Executive Officer, may be deemed to control the shares held directly by Naphtha Exploration LP., an Israeli limited partnership listed on the Tel Aviv Exchange in which the general partner is Naphtha Partnerships Management Ltd. Naphtha Partnerships Management Ltd. is fully owned and controlled by I.O.C Israel Oil Company Ltd. (“I.O.C.”)., which in turn is fully owned and controlled by Naphtha Petroleum.

(6)  Haim Tsuff, the Company’s Chairman and Chief Executive Officer, may be deemed to control the shares held directly by I.O.C. Dead Sea LP., an Israeli limited partnership listed on the Tel Aviv Exchange in which the general partner is IOC Partnerships Management Ltd. IOC Dead Sea Limited Partnerships Management Ltd. is fully owned and controlled by I.O.C., which in turn is fully owned and controlled by Naphtha Petroleum

(7) Isramco Negev 2 Limited Partnership (“Isramco Negev 2”)  is an  Israeli limited partnership listed on the Tel Aviv Exchange. The general partner of Isramco Negev 2 is Isramco Oil & Gas Ltd., a private Israeli company which is fully owned and controlled by I.O.C., a private Israeli fully controlled by Naphtha Petroleum.  Based on the discussion in Note 4 above, Haim Tsuff, the Company’s Chairman and Chief Executive Officer, may be deemed to beneficially own any shares held by Isramco Negev 2 within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the control that he exercises over Naphtha Petroleum

(8) Mr. Sluiter resigned on September 10, 2008.

(9) See Notes 3 through 8 above.

Certain Relationships and Related Transactions, page 4

5.           We note your response to our prior comment 30 and reissue such comment.  Please provide the disclosure required by Item 404(a)(5) of Regulation S-K with respect to the loans from Naphtha Israel Petroleum Corp. Ltd. and J.O.E.L. Jerusalem Oil Exploration, Ltd.  Please provide us with an example of your proposed disclosure.

Response:

The Staff is respectfully advised to refer to the Definitive Proxy Statement filed on April 30, 2009 , as subsequently amended on May 12, 2009 (the “2009 Proxy Statement”). Below is an excerpt of the disclosure contained in the 2009 Proxy Statement.

In connection with the Company’s purchase in March 2008 of certain oil and gas interests, we obtained loans from JOEL, a related party, in the aggregate principal amount of $48.9 million, repayable at the end of 4 months at an interest rate of LIBOR plus 1.25% per annum. Pursuant to a loan agreement signed in June 2008, the maturity date of this loan was extended for an additional period of seven years. Interest accrues at a per annum rate of LIBOR plus 6%. Principal and interest are due and payable in four equal annual installments, commencing on June 30, 2012. At any time we can make prepayments without premium or penalty. In March 2009, we prepaid approximately $1.1  million in respect of interest and, as of April 27, 2009, approximately $48.9 million in principal amount remains outstanding. As of April 27, 2009, no payments of principal or interest have been made. Haim Tsuff, Isramco’s Chief Executive Officer and Chairman, is a controlling shareholder of JOEL. and Jackob Maimon, Isramco’s president and director is a director of JOEL.

In connection with the Company’s purchase in February 2007 of certain oil and gas interests in New Mexico and Texas, the Company obtained loans in the total principle amount of $42 million from Naphtha Petroleum Corp. and/or subsidiaries thereof with terms and conditions as below:

Pursuant to a Loan Agreement dated as of February 27, 2007 (the "Loan Agreement"), Isramco obtained $18.5 million. The outstanding principal amount of the loan accrues interest at per annum rate equal to the London Inter-bank Offered Rate (LIBOR) plus 5.5%, not to exceed 11% per annum. Interest is payable at the end of each loan year. Principal plus any accrued and unpaid interest are due and payable on February 26, 2014. Interest after the maturity date accrues at the per annum rate of LIBOR plus 12% until paid in full. At any time, Isramco is entitled to prepay the outstanding amount of the loan without penalty or prepayment. In December 2007, we prepaid approximately $13.9 million in respect of principal and interest for fiscal 2007 and, we made additional payments aggregating approximately $6.3 million in respect to principal and interest for fiscal 2008. As of April 27, 2009, approximately $950,000 in principal amount remains outstanding. To secure its obligations that may be incurred under the Loan Agreement, Isramco agreed to grant to Naphtha Petroleum a security interest in certain specified properties held by Jay Petroleum, its wholly owned subsidiary. Naphtha can accelerate the loan and exercise its rights under the collateral upon the occurrence any one or more of the following events of default: (i) Isramco's failure to secure the indebtedness as provided for in the agreement, pay any amount that may become due in connection with the loan within five (5) days of the due date (whether by extension, renewal, acceleration, maturity or otherwise) or fail to make any payment due under any hedge agreement entered into in connection with the transaction, (ii) Isramco's material breach of any of the representations or warranties made in the loan agreement or security instruments or any writing furnished pursuant thereto, (iii) Isramco's failure to observe any undertaking contained in transaction documents if such failure continues for 30 calendar days after notice, (iv) Isramco's insolvency or liquidation or a bankruptcy event or(v) Isramco's criminal indictment or conviction under any law pursuant to which such indictment or conviction can lead to a forfeiture by Isramco of any of the properties securing the loan. Jackob Maimon, Isramco's President at the time and a director is a director of Naphtha Petroleum and Haim Tsuff, Isramco's Chief Executive Officer and Chairman is a controlling shareholder of Naphtha Petroleum.

Pursuant to a Loan Agreement dated as of February 27, 2007 (the "Second Loan Agreement") Isramco obtained a loan from Naphtha Petroleum, in the principal amount of $11.5 million, repayable at the end of seven years. Interest accrues at a per annum rate of LIBOR plus 6%. At any time Isramco can make prepayments without premium or penalty .The Second Loan is not secured. The other terms of the Second Loan Agreement are identical to the terms of the Loan Agreement. We paid approximately $1.3 million in respect of interest for fiscal year 2008. As of April 27, 2009, approximately $11.5 million in principal amount remains outstanding.

Pursuant to a Loan Agreement dated as of February 27, 2007 (the "Third Loan Agreement ") Isramco obtained a loan from Naphtha Petroleum, in the principal amount of $12 million, repayable at the end of five years. Interest accrues at a per annum rate of LIBOR plus 6%. At any time Isramco can make prepayments without premium or penalty. The Third Loan is not secured. The other terms of the Third Loan Agreement are identical to the terms of the Loan Agreement. We paid approximately $1.3 million in respect of interest only for fiscal year 2008. As of April 27, 2009, approximately $12 million in principal amount remains outstanding.

Pursuant to a Loan Agreement dated as of February 26, 2007 Isramco obtained a loan from J.O.E.L in the principal amount of $7 million, repayable at the end of 3 months (that was extended until July 11, 2007). Interest accrues at a per annum rate of 5.36%. On July 2007 the Company and J.OEL reached an agreement to revise the period of the Loan to seven years and the interest rate to LIBOR plus 6%. We paid approximately $840,000 in respect of interest only for fiscal year 2008.  Jackob Maimon, Isramco's president at the time and a current director is a director of JOEL and  Haim Tsuff, Isramco's Chief Executive Officer and Chairman, is a controlling shareholder of JOEL.  In March 2009, we prepaid approximately $400,000 in respect of interest. As of April 27, 2009, approximately $7 million in principal amount remains outstanding.

Engineering Comments

6.           We note your response to prior comment 31 of our letter dated December 23, 2008.  Please tell us who the third party consultant was that determined the reserves of the property you purchased and if they were engaged by you to determine these reserves.

Response:

The third party consultant that determined the reserves of the property was Cawley, Gillespie and Associates.  Cawley, Gillespie and Associates was not engaged by Isramco for this specific purchase, but has been subsequently engaged to provide reserve reports on the property.

7.           We have reviewed your response to prior comment 32.  Our comment was referring to the reserves of the property acquisition you reported on page two of the 10-K report.  Therefore, please tell us why there appears to be inconsistencies in the same report to investors regarding the reserves of this property acquisition and how you are planning to clarify the reporting of these reserves.  Please provide us with the proposed language you plan to use.

Response:

Isramco agrees with the comment.  There is an error in the disclosure that created the inconsistency identified by the SEC.  Isramco will correct this error in future filings if this action will be acceptable to the SEC.

8.           We have reviewed your response to prior comments 35, 36, and 37.  Please provide us with the proposed language you intend to use to comply with this comment.

Response:

As noted in response to comment 1, above, Isramco filed its Form 10-K for fiscal year ended December 31, 2008 (the “2008 10-K”) on March 15, 2009 and there was not sufficient time between the receipt of the Comments and the filing deadline for Isramco to submit drafts of its responses prior to filing the 2008 10-K.  Isramco believes that all of the proposed revisions to its filings discussed in Isramco’s response to the SEC’s December 31, 2008 comments are incorporated in the 2008 10-K, and refers to this filing in response to Comment 8.

9.           We have reviewed your response to prior comment 18.  Our comment was issued because it does not appear that the proved developed and undeveloped reserves for the years cited add-up to the volumes you report for total proved reserves in the reserve reconciliation table.  Please revise the document as necessary to eliminate all inconsistencies in your reserve disclosures.

Response:

Isramco agrees with the comment.  There is an error in the disclosure that created the inconsistency identified by the SEC.  We do not believe the error is material and do not believe that it is necessary to amend previous filings.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendments to expedite our review.  Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Response:

As discussed above, Isramco has filed its 2008 10-K that provides the additional and updated disclosures referenced in the SEC’s December 23, 2008 letter and in Isramco’s responses to this letter.  To the extent the SEC determines that revision of its 2008 10-K or any subsequent filing is appropriate, particularly in reference to comments 7 and 9, above, Isramco will take such action.

Isramco acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its public filings, and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  Isramco also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Similarly, Isramco’s responses to the Comments do not constitute, and should not be deemed to constitute, any admission by Isramco that its prior disclosures are insufficient or contrary to law.

Please contact the undersigned after you have had the opportunity to review this response.  Isramco looks forward to working with the SEC to resolve all issues raised by its Comments.

Very truly yours,

ISRAMCO, INC.

Edy Francis
Chief Financial Officer